Exhibit 6.5

AMENDED AND RESTATED STATEMENT OF WORK NO. 2

Pursuant to that certain Participation Agreement effective January 6th, 2025 (the “Participation Agreement”) between 20/20 GeneSystems, Inc. (“20/20”) and Ahold Delhaize USA Services LLC f/k/a Retail Business Services LLC (“ADUSAS”) and Affiliates, 20/20 and ADUSAS Affiliate Giant of Maryland, LLC (“Giant Food"), the parties entered into Statement of Work No. 2 effective as of December 20, 2023 (“SOW No. 2”). The parties agree that SOW #2 is deleted in its entirety due to the initial SOW #2 and operational changes outlined in Schedules A-E never being implemented. SOW #2 is replaced with this Amendment and Restated Statement of Work No. 2 (“Amended and Restated SOW No. 2”) effective January 6, 2025 (“Effective Date”). Capitalized terms not defined herein shall have the meaning set forth in the Participation Agreement.

Term.

(1)	20/20 agrees to provide the Services identified below (the “Services”); (2) 20/20 agrees to pay the fees to Giant Food (the “Compensation”) indicated below from the Effective Date to termination following the terms set forth in the Participation Agreement.

(2)	The Services offered will be piloted for three months from January 6, 2025 (launch date of Services).

Services.

During the Term, 20/20 shall provide the Services to customers who purchase clinical laboratory testing services (“Testing Services”) at any retail store location of Giant Food. Giant Food and 20/20 will mutually determine the participating locations and hours that the Services will be available, and Giant Food will confirm such information to 20/20 five (5) business days prior to launch. Giant Food may change the participating locations and hours that the Services will be available by providing fourteen (14) days prior written notice to 20/20.

For purposes of this Statement of Work No. 2, the Testing Services are clinical laboratory testing services performed at 20/20’s CAP accredited high-complexity CLIA laboratory in Gaithersburg, Maryland on capillary blood specimens collected by personnel at a pharmacy located within Giant Food. See attached Schedule A for the Retail Pharmacy Operational Overview.

Testing Services provided by 20/20 shall consist of the measurement, analysis, and reporting of any of the following menu of analytes:

●	OneTest™ Standard Cancer Screening Test

o	Detects 27 types of cancer using 5 or 6 cancer biomarkers: AFP, CEA, CA 19-9, CYFRA 21-1,CA 15-3, CA125, PSA (varies by gender).

●	OneTest™ Premium Cancer Screening Test

o

Detects 27 types of cancer with increased accuracy using the biomarkers from the Standard test plus five additional biomarkers for a total of 12: AFP, CEA, CA 19-9, CYFRA 21-1, CA 15-3, CA125 and PSA, (varies by gender) and HE4, ApoA1, B2- Microglobulin, CRP, and Prealbumin.

OneTest™ Premium includes expanded cancer risk reporting with overall cancer risk, and individual risk scores for 8 commonly diagnosed types of cancers.

Obligations of 20/20

(1)	20/20 shall solely be responsible for appropriate training of designated personnel in capillary blood collection, assembly, labeling, storage, and packing the samples. Training shall be specific for blood collection utilizing the devices provided by 20/20 and according to 20/20’s Specimen Collection and Shipping Quality Manual attached as Schedule B and 20/20’s sample Lab Order and Requisition Form attached as Schedule C. 20/20 shall deem if personnel are proficient in capillary blood collection according to Clinical Laboratory Improvement Amendments (CLIA) standards. Training shall be documented and retained.

(2)	20/20 shall provide capillary blood collection materials including lancets and collection tubes that are FDA approved and appropriate for the sample collection and Testing Services that shall be performed.

(3)	20/20 will ensure that all collection materials being used are well-within expiration dates, record all lot numbers of materials where applicable and compliant with all applicable laws, FDA requirements, and manufacturer instructions;

(4)	For avoidance of doubt, 20/20 shall ensure that all laboratory, sample collection personnel, and Testing Services meet or exceed the standards and regulations set forth by the College of American Pathologists (CAP), the Clinical Laboratory Improvement Amendments (CLIA), as well as the Maryland Department of Health (MDH). 20/20 will ensure that all applicable regulatory requirements for use of the tests are satisfied

(5)	20/20 will ensure test instructions for use and user guides are current and available to collection personnel

(6)	20/20’s laboratory director shall be available to the collection personnel at all times when sample collection is available for telephone consultation and ensure suitable handling of patients and specimens and instruct personnel in such matters such as recent improvements in technique throughout the term.

(7)	20/20 shall solely be responsible for processing and transporting collected samples. 20/20 shall be responsible for courier processes utilized to transport collected samples to ensure safe transport and storage of sample, and sample is received and processed within timeframes acceptable and validated for the specific test to be performed.

(8)	20/20 will utilize a secure HIPAA-compliant patient portal for ordering and reporting patient test results.

(9)	20/20 will report test results according to Maryland and Federal law and regulations. 20/20 will report test results including delivery to the patient, in a secure HIPAA-compliant manner.

(10)	20/20 shall generate and provide Giant Food with the invoice for the Compensation of Services owed to Giant Food on a monthly basis; and payment of undisputed amounts shall be paid by 20/20 to Giant Food within thirty (30) days after the date of the invoice

(11)	20/20 is responsible for managing waste disposal of all generated specimen waste. This is subject to review at any time during and after the conclusion of the pilot phase and may change to comply with local, state, and/or federal waste accumulation, disposal, transportation and documentation of these processes.

(12)	20/20 confirms that it is collecting Personal Information under this SOW, and it is in compliance with the requirements of Section 7. Confidentiality, Paragraphs 6 & 7, in addition to its other obligations, under the Participation Agreement.

Obligations of Giant Food

(1)	Giant Food shall store FDA approved bulk capillary specimen collection devices and materials provided by 20/20 according to manufacturer guidelines and 20/20’s training.

(2)	Giant Food shall maintain a supply of inventory and request replenishment from 20/20 at no cost to Giant Food, for Collection Materials with a two-week lead time from order to delivery at the location designated by Giant Food.

(3)	Giant Food shall have one or more associates per identified sites, trained in specimen collection and handling. Training shall be approved by 20/20’s Lab Director, documented and provided by 20/20.

(4)	Giant Food shall ensure access to 20/20’s Specimen Collection and Shipping Quality Manual at each identified location. Giant Food shall also ensure each location has the appropriate Collection Device User Guides provided by 20/20, available at each location.

(5)	Giant Food will comply with the Spillage Quality Manual for any spills of any infectious or potentially infectious substances attached as Schedule F.

Marketing

(i) The parties will collaborate on marketing and promotional campaigns in connection with the Testing Services; with the bulk of marketing efforts designated to 20/20, during the piloting phase. Giant Food will assess the need and capacity for additional marketing support during and after completion of the pilot.

Quality Assurance

(i)	Both parties will meet on a quarterly basis and more frequently during the pilot as necessary to review program processes according to 20/20’s Specimen Collection and Shipping Quality Manual to ensure all operational elements are working adequately. Quality assurance of the collection personnel will be assessed initially and then annually by 20/20 utilizing 20/20’s Sample Collection Competency Assessment attached as Schedule D along with 20/20’s Blood Collection and Procedural Quiz attached as Schedule E.

Insurance

ADUSAS

As a further condition of ADUSAS’ participation with 20/20 GeneSystems, ADUSAS must, at its own cost and expense, obtain and maintain in full force and effect, during the term of this Agreement and for a period of at least two (2) years thereafter, insurance coverage in the minimum amounts set forth hereinafter.

(a)	Commercial general liability insurance with limits of not less than one million dollars ($1,000,000) per occurrence and two million dollars ($2,000,000) in the aggregate, for bodily injury, death, and property damage, including personal injury, advertising injury, contractual liability, independent contractors, broad-form property damage, and products and completed operations coverage.

(b)	Excess umbrella policy of one million dollars ($1,000,000).

ADUSAS shall also obtain Workers Compensation Insurance with a limit of one million dollars ($1,000,000) for each claim, or as required by law, whichever shall be greater. Each policy shall contain a waiver of subrogation and name 20/20 GeneSystems as an additional insured.

ADUSAS will provide 20/20 GeneSystems with a certificate of insurance evidencing all such coverages, from time to time, upon 20/20 GeneSystems' request.

Notwithstanding anything to the contrary contained herein, so long as ADUSAS' net worth shall exceed one hundred million dollars ($100,000,000.00), ADUSAS shall have the right to self-insure its insurance obligations under this Agreement.

20/20 GeneSystems

20/20 GeneSystems shall at its own expense secure and maintain, and shall require any subcontractor to secure and maintain, throughout the Term, the insurance coverages specified herein with companies demonstrating an AM Best rating of no less than A-. 20/20 GeneSystems shall provide ADUSAS with certificates evidencing such insurance ("Certificates") upon execution of this Agreement, and thereafter within ten (10) days following reasonable request of ADUSAS or any change in coverage or insurance providers. ADUSAS may withhold any payment due to 20/20 GeneSystems until receipt of all Certificates. The insurance coverage and limits required to be maintained by 20/20 GeneSystems shall be primary and shall not contribute with any insurance coverage by ADUSAS. To the maximum extent permitted by applicable law, all insurance policies maintained by 20/20 GeneSystems in accordance with this Section 6 and any other insurance maintained applicable to 20/20 GeneSystems' performance under the Agreement shall provide a waiver of subrogation in favor of ADUSAS. Required coverages are as follows:

(a)	Workers' Compensation Insurance which shall fully comply with the statutory requirements of all applicable Laws

(b)	Commercial General Liability Insurance with a minimum combined single limit of liability of One Million Dollars ($1,000,000) per occurrence and Two Million Dollars ($2,000,000) aggregate for bodily injury and/or death and/or property damage and/or personal injury, including products/completed operations coverage and shall also include Broad Form Contractual coverage specifically for the Agreement. Ahold Delhaize America Holding, Inc. shall be named as an additional insured.

(c)	Business Automobile Liability Insurance covering all owned, hired and non-owned vehicles and equipment used by 20/20 GeneSystems to travel to ADUSAS premises with a minimum combined single limit of liability of One Million Dollars ($1,000,000) for injury and/or death and/or property damage. Ahold Delhaize America Holding, Inc. shall be named as an additional insured.

(d)	Professional Liability or Errors and Omissions coverage in the minimum amount of Two Million Dollars ($2,000,000) per occurrence.

(e)	Excess umbrella liability coverage with a minimum combined single limit of Three Million Dollars ($3,000,000).

If 20/20 GeneSystems has Access to ADUSAS' Customer Data or Personal Information (as each term is defined herein), cyber liability insurance in the minimum amount of Five Million Dollars ($5,000,000).

Solely for the duration of the pilot program, 20/20 GeneSystems may carry cyber liability insurance in the minimum amount of One Million Dollars ($1,000,000). At the conclusion of the pilot, ADUSAS and 20/20 will re-evaluate these terms.

(f)	Certificates of insurances should be sent to: rbs-coimac.group@retailbusinessservices.com

No Expectation.

Both Parties acknowledge that: (i) neither has any expectation and has received no assurances for future business or that any investment by a party will be recovered or recouped or that such party will obtain any anticipated amount of profits by virtue of this Pilot Agreement, (ii) neither party will have, or acquire by virtue of this Pilot Agreement or otherwise, any vested, proprietary or other right in the other party’s trademarks or in “goodwill” created by such party’s efforts hereunder; and (iii) neither party is liable for, and each party hereby releases the other party from and against, any damages (including, but not limited to, consequential, punitive or exemplary), for any claims asserting that the other party has any obligation or commitment to extend, continue, renew, or negotiate any relationship between the parties related to the Term.

Fees.

20/20 shall pay the following fees as Compensation to Giant Food:

$35 per individual participant who, having completed the Specimen Collection process at a Giant Food location pursuant to this SOW and Participation Agreement, and the collected sample is packaged and shipped to 20/20 as set forth in the Specimen Collection and Shipping Quality Manual attached as Schedule B. This fee is in effect for the duration of the piloting phase and may be subject to change at the discretion of the Parties upon pilot completion.

By signing below, the Parties agree to the contents of this Amended and Restated Statement of Work No. 2 and the terms and conditions set forth in the Participation Agreement.

20/20 Gene Systems, Inc.		Giant Food LLC

By:	/s/ Jonathan Cohen	By:	/s/ Paul Zvaleny
Name:	Jonathan Cohen	Name:	Paul Zvaleny
Title:	President & CEO	Title:	Director of Pharmacy Operations

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